EXHIBIT 99.1

Mogo Reports Results for Q3 2024 and Expects

Positive Adjusted Net Income for 2025

Raises 2024 Adjusted EBITDA1,2 guidance & introduces 2025 Adjusted EBITDA guidance of $10 to $12 million

Quarterly payments volume increased 23% year-over-year to a record $3.0 billion

AUM Increased 22% year-over-year to $409 million

Adjusted EBITDA increased sequentially to $2.1 million in Q3 2024

Mogo reports in Canadian dollars and in accordance with IFRS

Vancouver, British Columbia, November 6, 2024 – Mogo Inc. (NASDAQ:MOGO) (TSX:MOGO)  (“Mogo” or the “Company”), a digital wealth and payments business, today announced its financial and operational results for the third quarter ended September 30, 2024.

“We’ve made ‘sustainable profitability’ our strategic priority, and our third quarter results reinforce that our work over the past year has helped the Company get a lot closer to this goal,” said David Feller, Mogo’s Founder and CEO. “At the same time, we continue to make the right investments in our wealth and payments platforms to support future growth in both markets. We have meaningfully enhanced the value proposition of our wealth products with features like the AI co-pilot, and our partnership with Postmedia gives us an efficient channel to build our brand and user base in wealth going forward. In our payments business, we’re seeing robust growth, with volume reaching record levels in the third quarter.”

Key Financial Highlights for Q3 2024

•	Subscription & Services revenue grew 12% over the prior year to $10.7 million in Q3 2024.
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Revenue increased in Q3 2024 to $17.7 million, up 9% over the prior year, reflecting the third consecutive quarter of year-over-year growth in the Company's primary business lines of wealth, payments and lending.

•	Gross profit was $11.9 million in Q3 2024, up from $11.4 million in Q3 2023. Gross margin was 67.3% in Q3 2024 versus 67.5% in Q2 2024.
•	Adjusted EBITDA[1] of $2.1 million in Q3 2024 (12.1% margin), compared with $2.1 million (12.8% margin) in Q3 2023.
•	Rule of 40 score[3] of 24.4% in Q3 2024 versus 4.3% in Q3 2023 and 16.2% in Q2 2024.
•	Cash flow from operating activities before investment in gross loans receivable[1] was positive for the eighth consecutive quarter, reaching $4.8 million in Q3 2024, an 84% increase over Q3 2023

o	Cash flow from operating activities was $1.5 million in Q3 2024, compared to cash used in operating activities of $4.2 million in Q3 2023.

•	Adjusted net loss[1] was $0.5 million in Q3 2024 compared with adjusted net loss of $0.5 million in Q3 2023 and improved from adjusted net loss of $1.5 million in Q2 2024.
•	Net loss was $8.1 million in Q3 2024, compared with net loss of $9.5 million in Q3 2023.

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•	Cash, Marketable Securities & Investments totaled $36.2 million as of September 30, 2024 (representing approximately $1.48 per share) versus $41.5 million at the end of Q2 2024.

o	Cash and restricted cash was $12.4 million (an increase from Q2 2024 of $11.3 million)
o	Marketable securities of $12.5 million
o	Investment portfolio of $11.3 million

“We continue to focus on improving cash flow and profitability, and we made significant progress in the third quarter, highlighted by a 190% increase in cash flow from operations over Q2,” said Greg Feller, President & CFO. “These efforts allowed us to raise the adjusted EBITDA outlook for this fiscal year and position the company for significant adjusted EBITDA growth as we look out to 2025. Specifically, we expect to generate adjusted EBITDA of $10 to $12 million in fiscal 2025 and, importantly, we now expect to turn positive adjusted net income for 2025. This would be the first time in Mogo’s history to be positive on this measure, which we consider a significant milestone and the final step before turning net income positive.”

Business & Operations Highlights

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Continued growth in payments volume - Mogo’s digital payment solutions business, Carta Worldwide, processed just under $3.0 billion of payment volume in Q3 2024, an increase of 23% compared to Q3 2023.

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Assets under management were $409 million - Assets under management in the Company’s Wealth businesses increased 22% year-over-year to $409 million, with assets within our MogoTrade product up 67% year over year.

•	Mogo members increased to 2.17 million at quarter end, up 4% from Q3 2023.
•	Enhancements to wealth offerings – During the quarter, Mogo continued its strong product improvement velocity with 15 app update releases, including:

o	AI - Launched a new co-pilot tool that enables Mogo users to easily access the latest information and data on companies they are researching directly from the app.
o	Educational content – Launched a new in-app educational content series designed to help investors improve their investing knowledge, skills and abilities.
o	Intelligent Investing – Developed and began rolling out a new positioning strategy around “Intelligent Investing” to stand in direct opposition to the status quo.

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Partnership with Thomas Lee of Fundstrat - In July 2024, Mogo announced a new partnership to become the exclusive Canadian partner of top-ranked Wall Street investment strategist Tom Lee of Fundstrat. Mogo will provide members of the Company’s digital wealth platform, Mogo and Moka, with exclusive access to equity research and related products and services produced by a division of Fundstrat.

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Financial Outlook

The outlook that follows supersedes all prior financial outlook statements made by Mogo, constitutes forward-looking information within the meaning of applicable securities laws, and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond Mogo’s control. Please see "Forward-looking Statements" below for more information.

•	For Fiscal 2024 Mogo is now expecting:

o	Subscription and services revenue growth of approximately 10% for the full year.
o	Adjusted EBITDA[2] guidance of $6 to $7 million in Fiscal 2024, an increase from previous guidance of $5 to $6 million.

•	Mogo also introduced Fiscal 2025 targets:

o	High-single-digit subscription and services revenue growth, driving modest overall revenue growth.
o	Adjusted EBITDA of $10 to $12 million, an increase of 69% year over year (from the mid-point of both ranges).
o	Mogo expects for the first time to generate positive adjusted net income for the year.

1 Non-IFRS measure. For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures” in the Company’s MD&A for the period ended September 30, 2024.

2 Adjusted EBITDA and adjusted net loss are non-IFRS measures. Management has not reconciled these forward-looking non-IFRS measures to their most directly comparable IFRS measure, net loss before tax. This is because the Company cannot predict with reasonable certainty and without unreasonable efforts the ultimate outcome of certain IFRS components of such reconciliations due to market-related assumptions that are not within our control as well as certain legal or advisory costs, tax costs or other costs that may arise. For these reasons, management is unable to assess the probable significance of the unavailable information, which could materially impact the amount of the future directly comparable IFRS measures.

3 Rule of 40 score is calculated by adding subscription and services revenue growth and adjusted EBITDA margin.

Conference Call & Webcast

Mogo will host a conference call to discuss its Q3 2024 financial results at 12:00 p.m. ET on November 6, 2024. The call will be hosted by David Feller, Founder and CEO, and Greg Feller, President and CFO. To participate in the call, dial (289) 514-5100 or (800) 717-1738 (International) using conference ID: 58460. The webcast can be accessed at http://investors.mogo.ca. Listeners should access the webcast or call 10-15 minutes before the start time to ensure they are connected.

Non-IFRS Financial Measures

This press release makes reference to certain non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non-IFRS financial measures, including Adjusted EBITDA, Adjusted net loss and Cash provided by (used in) operating activities before investment in gross loans receivable, to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Our management also uses non-IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. For more information, please see “Non-IFRS Financial Measures” in our Management’s Discussion and Analysis for the period ended September 30, 2024, which is available at www.sedarplus.com and at www.sec.gov.

The following tables present a reconciliation of each non-IFRS financial measure to the most comparable IFRS financial measure.

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Adjusted EBITDA

($000s)
	Three months ended		Nine months ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Net loss before tax	$(8,192)	$(9,627)	$(24,330)	$(26,717)
Depreciation and amortization	1,966	2,105	6,426	6,682
Stock-based compensation	579	804	1,724	1,898
Credit facility interest expense	1,726	1,521	5,114	4,469
Debenture and other financing expense	791	768	2,550	2,377
Accretion related to debentures	170	228	517	735
Share of loss in investment accounted for using the equity method	—	—	—	8,267
Revaluation loss	5,284	5,480	12,497	3,972
Other non-operating (income) expense	(177)	787	68	3,245
Adjusted EBITDA	2,147	2,066	4,566	4,928

Adjusted Net Loss

($000s)
	Three months ended		Nine months ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Net loss before tax	$(8,192)	$(9,627)	$(24,330)	$(26,717)
Stock-based compensation	579	804	1,724	1,898
Depreciation and amortization	1,966	2,105	6,426	6,682
Share of loss in investment accounted for using the equity method	—	—	—	8,267
Revaluation loss	5,284	5,480	12,497	3,972
Other non-operating (income) expense	(177)	787	68	3,245
Adjusted net loss	(540)	(451)	(3,615)	(2,653)

Cash Provided by (used in) Operations before Investment in Gross Loans Receivable

($000s)
	Three months ended		Nine months ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Net cash provided by (used in) operating activities	$1,530	$(4,154)	$(1,809)	$(6,967)
Net issuance of loans receivable	(3,300)	(6,773)	(12,230)	(11,780)
Cash provided by operations before investment in gross loans receivable	4,830	2,619	10,421	4,813

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Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable securities legislation, including statements regarding the Company’s financial outlook for 2024 and for 2025. Forward-looking statements are typically identified by words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo's growth, its ability to expand into new products and markets and its expectations for its future financial performance are subject to a number of conditions, many of which are outside of Mogo's control, including the impact of regulatory changes. For a description of the risks associated with Mogo's business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedarplus.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

About Mogo

Mogo Inc. (NASDAQ:MOGO; TSX:MOGO) is a digital wealth and payments company headquartered in Vancouver, Canada with more than 2 million members, $9.9B in annual payments volume and a ~13% equity stake in Canada’s leading Crypto Exchange WonderFi (TSX:WNDR). Mogo offers simple digital solutions to help its members dramatically improve their path to wealth-creation and financial freedom. MOGO offers commission-free stock trading that helps users thoughtfully invest based on a Warren Buffett approach to long-term investing – while also making a positive impact with every investment. Moka offers Canadians a real alternative to mutual funds and wealth managers that overcharge and underperform with a fully managed investing solution based on the proven outperformance of an S&P 500 strategy, and at a fraction of the cost. Through its wholly owned digital payments subsidiary, Carta Worldwide, Mogo also offers a low-cost payments platform that powers next-generation card programs for companies across Europe and Canada. The Company, which was founded in 2003, has approximately 200 employees across its offices in Vancouver, Toronto, London & Casablanca.

For further information:

Investor Relations

investors@mogo.ca

US Investor Relations Contact

Lytham Partners, LLC

Ben Shamsian

New York | Phoenix

shamsian@lythampartners.com

(646) 829-9701

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